July 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Kathy Churko

Re:	Six Circles Trust (formerly 23Wall Trust)
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on July 2, 2018 (File Nos. 333-225588, 811-23325) (the “Registration Statement”)

Dear Ms. Churko:

On behalf of Six Circles Trust (the “Registrant”), we are submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Registration Statement. The Staff’s comments were conveyed to the Registrant telephonically on July 5, 2018. Set forth below are the Staff’s comments and the Registrant’s responses thereto. Defined terms used below have the same meanings as in the Registration Statement.

General Comment- Fee Tables

1.	There is no line item for acquired fund fees and expenses in the fee tables for the Funds, despite the language in Footnote 2 stating that the expense limitation excludes acquired fund fees and expenses. Please explain.

Response: We note that investments in exchange-traded funds and other investment company securities is part of the principal investment strategies of the Six Circles Ultra Short Duration Fund and the Six Circles Tax Aware Ultra Short Duration Fund, but there is no present intention for any of the Funds to incur more than one basis point in acquired fund fees and expenses for one year following the date of the Registration Statement. Therefore, although Registrant made provisions in the Operating Expenses Limitation Agreement to carve out acquired fund fees and expenses to the extent they are incurred, Registrant does not presently expect these fees and expenses to rise to the level of needing a separate line item in the fee tables for the year following the date of the Registration Statement.

Notes to Financial Statements

2.	Please confirm that the repayment by the Fund of expenses reimbursed by the Adviser under the Operating Expenses Limitation Agreement is limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the Adviser and repayments by the Fund) to exceed the lower of the Expense Cap in effect: (i) at the time of the reimbursement by the Adviser; and (ii) at the time of repayment by the Fund.

Response: The Registrant confirms that the repayment by the Fund of expenses reimbursed by the Adviser under the Operating Expenses Limitation Agreement is limited to amounts that would not cause the Fund’s operating expenses (taking into account any reimbursements by the Adviser and repayments by the Fund) to exceed the lower of the Expense Cap in effect: (i) at the time of the reimbursement by the Adviser; and (ii) at the time of repayment by the Fund.

3.	Please confirm whether the voluntary reimbursement of “any initial expenses allocated to

Funds prior to the commencement of operations in excess of the Expense Cap,” is subject to repayment by the Fund to the Adviser.

Response: The Registrant confirms that any initial expenses allocated to Funds prior to the commencement of operations in excess of the Expense Cap and reimbursed by the Adviser are subject to repayment by the Fund to the Adviser subject to the conditions imposed on repayment of expenses under the Operating Expenses Limitation Agreement.

Should the Staff have any questions concerning the above, please call the undersigned at (212) 450-4930.

Very truly yours,

/s/ Gregory S. Rowland

Gregory S. Rowland

cc:	Abby L. Ingber, J.P. Morgan Private Investments, Inc.
Nora M. Jordan, Davis Polk & Wardwell LLP